A2Z SMART TECHNOLOGIES CORP.

(the "Company")

FORM OF PROXY

Annual & Special Meeting to be held on July 29, 2024 at 8:00 a.m. (EST)
Zoom Meeting: https://shibolet.zoom.us/j/93487332250 Meeting ID: 934 8733 2250
(the "Meeting")
Proxies must be received by **8:00 (EST)** on **July 25, 2024**

VOTING METHOD	
INTERNET	Go to **https://css.olympiatrust.com/pxlogin** and enter the 12-digit control number shown on reverse.
EMAIL	proxy@olympiatrust.com
FACSIMILE	(403) 668-8307
MAIL	Olympia Trust Company PO Box 128, STN M Calgary, AB T2P 2H6 Attn: Proxy Dept.

The undersigned hereby appoints **Gaudi Graus, CEO** of the Company, or failing **Alan Rootenberg, Director** of the Company (the "Management Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED** TEXT

1. Number of Directors	**FOR**	**AGAINST**
To set the number of directors to be elected at the Meeting at six (6) and to authorize the board of directors of the Company (the "**Board**"), at its sole discretion, to increase the number of directors on the Board from six to eight at any time after the Meeting and prior to the next annual meeting of Shareholders	☐	☐
2. Election of Directors	**FOR**	**WITHHOLD**
a) Bentsur Joseph	☐	☐
b) Alan Rootenberg	☐	☐
c) Adi Vazan	☐	☐
d) Yonatan de Jongh	☐	☐
e) Gadi Graus	☐	☐
f) Reeves D. Ambrecht	☐	☐
3. Appointment of Auditors	**FOR**	**WITHHOLD**
Appointment of BDO-ZIV HAFT, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐
4. Stock Option Plan	**FOR**	**AGAINST**
To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Company's stock option plan, as more particularly described in the accompanying Circular.	☐	☐
5. Restricted Share Unit Plan	**FOR**	**AGAINST**
To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Company's restricted share unit plan, amendments to the Company's restricted share unit plan, and the increase of the number of common shares of the Company available for issuance under the Company's restricted share unit plan, as more particularly described in the accompanying Circular.	☐	☐
6. Consolidation	**FOR**	**AGAINST**
To consider and if thought appropriate, to pass with or without variation, a special resolution, authorizing and approving the directors to effect a consolidation (the "**Consolidation**") of the common shares in the capital of the Company (the "**Shares**" or "**Common Shares**") on the basis of 100 hundred (100) pre-Consolidation Shares for one (1) post-Consolidation Share, or such other lesser consolidation ratio as determined by the Board at its sole discretion, in one or more tranches during the twelve (12) months immediately following the Meeting, as more particularly described in the accompanying Circular.	☐	☐
7. Name Change	**FOR**	**AGAINST**
To consider and, if thought appropriate, pass, with or without variation, a special resolution to change the name of the Corporation to "A2Z Cust2Mate Solutions Corp." or such other name as may be approved by the Board and may be acceptable to regulatory authorities, as more fully described in the accompanying Circular.	☐	☐
8. Further Business		
To transact such further business as may properly come before the Meeting or any adjournment or postponement thereof		

This proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME	*Signature of registered owner(s)*	*Date (MM/DD/YYYY)*

Request for Financial Statements In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements and MD&As. **Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com.** **I am currently a security holder of the Company and as such request the following:**	
Interim Financial Statements with MD&A – Check the box to the right if you would like to **RECEIVE** interim financial statements and accompanying Management's Discussion & Analysis by mail. ☐	**Annual Financial Statements with MD&A** – Check the box to the right if you would like to **RECEIVE** to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

OLYMPIA
TRUST COMPANY

Proxy Voting – Guidelines and Conditions

1. **THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY.**
2. **THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.**
3. If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.
4. Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled "*Please print appointee name*", the name of the person to be appointed, who need not be a security holder of the Company.
5. The proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that properly come before the meeting or any adjournment or postponement thereof.
6. To be valid, this proxy should be signed in the exact manner as the name appears on the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Company.
7. To be valid, this proxy must be filed using one of the Voting Methods and must be received by Olympia Trust Company before the date noted on the reverse, or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting.
8. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.